UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14567 North Outer 40, Suite 300
(No. and Street)

Chesterfield	Missouri	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Miller 314-787-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Smith, Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 City Place, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Miller _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Larson Financial Securities _____ , as

of December 31 _____ , 20 19 , are <u>true and</u> correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary

interest in any account classified solely as that of a customer, except as follows:

_____

_____



JANE E. KOHLER
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 14438619
My Commission Expires 03-03-2022





_____ Signature

Chief Compliance Officer FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

Table of Contents



BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Larson Financial Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Larson Financial Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Larson Financial Securities, LLC's management. Our responsibility is to express an opinion on Larson Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Larson Financial Securities, LLC's auditor since 2013.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 2, 2020

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 414,587
Accounts receivable - brokers	37,471
Commissions receivable, net	103,931
Commissions receivable Affiliate	106,162
Due From Affiliate	311,225
Contract Asset (Deferred Commissions)	158,739
Prepaid expenses	58,389
FINRA Deposits	10,582
TOTAL ASSETS	**$ 1,201,086**

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts Payable	$ 21,545
Contract Liability (Deferred Revenue)	322,106
Accrued Commissions	202,322
Total Liabilities	**545,973**
Member's Equity	**655,113**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,201,086**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statement.

Business Activity

Larson Financial Securities, LLC (the "Company") is a wholly-owned subsidiary of Larson Financial Holding Company, LLC and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, and private placements. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains its cash accounts in two commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2019. At various times throughout the year ended December 31, 2019, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements and group 401k sales. 35% of these commissions come from private placements through affiliate Larson Capital Management, LLC ("LCM"). The majority of these commissions are from variable life insurance and 35% from one vendor, Nationwide Insurance Company (Nationwide). Nationwide pays its commissions upfront, and if the client does not fully fund the product in the first-year, charges back a portion of this commission to the advisor.

Note 1 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable – Brokers

The Company pays certain expenses on behalf of the brokers. These expenses include insurance, rent, required FINRA licenses, office staff salaries, a technology fee, and other miscellaneous office expenses. These amounts are subsequently reimbursed to the Company in the form of withheld commissions due to the respective broker. These amounts have been reflected in the accompanying statement of financial condition and totaled $37,471 at December 31, 2019. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense. At December 31, 2019, there was no allowance balance required.

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the guidance of FASB ASC 740-10, *Income Taxes – Overall*, as of and for the year ending December 31, 2019. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before any amount should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2019.

Recognition of Revenue and Expenses

As of January 1, 2018, the Company adopted Financial Accounting Standards Board Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers". Revenue from contracts with customers include commission income and fees from Variable Life Insurance policies (VULs), other variable Contracts, 12b-1 Fees, Municipal Investments, Private Placements specifically with affiliate Larson Capital Management("LCM"), and Group 401(k). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time: how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events. Other than VULs

Note 1 - Summary of Significant Accounting Policies (Continued)

which is further described below, LFS generally recognizes revenue on the trade date, funding date or the date the carrier accepts the application.

Contract Liability (Deferred Revenue) related to the sale of VULs was $157,295 and $322,106 as of January 1, 2019 and December 31, 2019, respectively. During the 12 months ended December 31, 2019 the Company recognized revenue of $157,295 that was initially recorded as Contract Liability (Deferred Revenue).

Contract Assets (Deferred Commissions) related to the sale of VULs was $98,408 and $158,739 as of January 1, 2019 and December 31, 2019, respectively. During the 12 months ended December 31, 2019 the Company recognized expense of $98,408 that was initially recorded as Contract Assets (Deferred Commissions).

LFS' performance obligations vary based on product line. In general, LFS' responsibility is to obtain the product application from the client, conduct Principal review for client suitability and best interest, transmit the application to the carrier or product sponsor and, then ensure the client actually fund's the investment or policy. Once the investment or policy receives initial funding and, in the case of VUL, delivery requirements are satisfied, commissions are paid to LFS by the carrier or product sponsor per terms set in the selling agreement with LFS.

The variable consideration for the VUL which creates the contract asset and contract liability on the Statement of Financial Condition is due to the potential charge back of commission income if the policy owner does not fund his or her policy to the target premium in the first twelve months. The carrier will charge back commissions to LFS paid based on the percentage of target premium that was funded. LFS may also be subject to a chargeback if the VUL policy's death benefit is lowered during a certain time period. Other risks of commission charge backs can come from a client exercising a State mandated "free-look" period for their insurance policy. During the "free-look" period, the client can cancel their insurance contract without activating surrender charges. If a charge back is assessed, LFS will recoup its commission payment made to Registered Representatives either through the deduction of future commission due to the Representative or through receiving a payment directly from the Representative.

Commissions received for variable compensation such as trails and 12b-1 fees are subject to either future premium payments as in the case of most VULs or they are an asset-based charge which is based on a percentage of the account value at time of payment. Future investment funding and market returns/declines are factors affecting account values.

Subsequent Events
Management has evaluated subsequent events through March 2, 2020, the date which the financial statements were available to be issued.

Leases
In February 2016, the FASB issued an accounting standard update for leases, ASU 2016-02, "Leases" (the "ASU"). The ASU introduces a lessee model that brings most leases on the balance sheet. The new

Note 1 - Summary of Significant Accounting Policies (Continued)

standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018 for Public Business Entities, including interim periods within that reporting period, using a modified retrospective approach. LFS has evaluated their contracts for leases or embedded leases and has determined that it has an annual expense share agreement with affiliate lessee, Larson Financial Group, LLC ("LFG") and the terms of the rent paid pursuant to that agreement could change on an annual basis. Further, LFS has the right to use substantially all of the benefits of the underlying asset (i.e. office space). However, the how and for what purpose the space is used is predetermined and not something that LFS can change. Further, LFG has the right to change or limit LFS' usage and LFS was not and is not in control of the design of the asset in a way that predetermines how and for what use the asset will be used. LFS has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that LFS is reasonably certain to exercise. LFS recognizes lease cost associated with our short-term leases in our expense sharing agreement with LFG which is annually renewable (i.e. 12 months or less) at variable terms. Thus, LFS has determined that it does not have lease obligations and therefore, adoption of the ASU did not have a significant impact on LFS' financial statements.

2019 Expense Sharing Agreement	Annual Rent	Monthly Rent	Share Multiplier	LFS' Monthly Share
Rent	$131,544	$10,962	0.05	$548

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $ (79,805) which was $ (116,203) short of the required minimum and $(134,402) short of early warning of required minimum net capital of $36,398. The Company's ratio of aggregated indebtedness to net capital was (68.4) to 1. This deficit was due to the related party loans of $302,068 listed in the **Related Party Transactions Note 3**. The loans were repaid on January 21, 2020.

Note 3 – Related Party Transactions

The Company has an agreement with an affiliated company, Larson Financial Group, LLC ("LFG"), whereby LFG furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2019 was $21,400. Total expenses paid to LFG was $256,800 for the year ended December 31, 2019.

The Company incurred broker commission expense to greater than 5% owner totaling $587,374 during the year ended December 31, 2019. Of this amount, $78,689 that was payable to Paul Larson is included in accrued commissions.

Note 3 – Related Party Transactions (Continued)

The Company was due reimbursement for FINRA related registrations and other LFG employee expenses of $9,157 at December 31, 2019.

The Company owed wages/commission to affiliate LFG as part of Accrued Commission of $33,226 at December 31, 2019.

LFS loaned Doctors Only, LLC $50,000 on December 30, 2019. This was repaid to LFS on January 21, 2020.
LFS loaned parent Larson Financial Holdings, LLC $50,000 on December 30, 2019. This was repaid to LFS on January 21, 2020.
LFS loaned LFG $100,000 on December 30, 2019, and $125,000 on December 31, 2019. The LFS to LFG owed amount was reduced by $22,932 for items LFS owed to LFG. Net loaned amount of $202,068 was repaid on January 21, 2020.

Note 4 - Contingencies
The Company is periodically involved in various legal actions and proceedings arising from the normal course of operations. However, management believes, based on known facts that the ultimate liability, if any, not covered by insurance, arising from all the legal actions and proceedings, will not have a significant adverse effect upon the financial position of the Company.